Exhibit 99.1

Tims China Announces Extraordinary General Meeting

SHANGHAI and NEW YORK, November 29, 2024 (GLOBE NEWSWIRE) -- -- TH International Limited (Nasdaq: THCH) (“we” or “the Company,”) today announced that it will hold an extraordinary general meeting of Shareholders (the “Meeting”) at 10 P.M. on December 20, 2024, Beijing time (9 A.M. on December 20, 2024, U.S. Eastern time) at 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China, 200003. The Company has established the close of business on November 22, 2024, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.

The purpose of the Meeting is to effect a share consolidation of every five (5) ordinary shares with a par value of US$0.00000939586994067732 each in the Company’s issued and unissued share capital which will be and are hereby consolidated into one (1) ordinary share with a par value of US$0.0000469793497033866 and every five (5) shares with a par value of US$0.00000939586994067732 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company in the Company’s issued and unissued share capital which will be and are hereby consolidated into one (1) share with a par value of US$0.0000469793497033866 (together, the “Share Consolidation”), such that as a result of the Share Consolidation, the authorized share capital of the Company shall be US$5,000 divided into 100,000,000 ordinary shares with a nominal or par value of US$0.0000469793497033866 each and 6,429,740.547038 shares with a nominal or par value of US$0.0000469793497033866 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company.

Subject to obtaining the relevant shareholders’ approval at the Meeting, the Share Consolidation will be effective at 5 P.M. on December 31, 2024, U.S. Eastern time, and the ordinary shares are expected to begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market when markets open on the next business trading day under the new CUSIP/ISIN numbers.

Copies of the notice of the Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://ir.timschina.com.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com